--------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           TALK AMERICA HOLDINGS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                4 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2002 AND
                   5% CONVERTIBLE SUBORDINATED NOTES DUE 2004

                                    U97985AB0
                                    879176AD7
                                    879176AF2
                                    879176AA3


                      (CUSIP Number of Class of Securities)

                              ALOYSIUS T. LAWN, IV
                           TALK AMERICA HOLDINGS, INC.
                                 6805 Route 202
                          New Hope, Pennsylvania 18938
                                 (215) 862-1500
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
                                   Copies to:
 -------------------------------------------------------------------------------
                           Jonathan C. Stapleton, Esq.
                                 Arnold & Porter
                                 399 Park Avenue
                            New York, New York 10022
                               Tel: (212) 715-1111
                               Fax: (212) 715-1399
 -------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
  TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE
   ---------------------                                    --------------------
        $79,937,000                                              $5,329.13


* Estimated for the purposes of calculating the amount of the filing fee only. The amount assumes the exchange by Talk America Holdings, Inc. ("Talk America") of an aggregate of (i) $61,844,000 principal amount of its 4 1/2% Convertible Subordinated Notes due 2002 for either: (a) $1,000 in principal amount of its new 10% Senior Subordinated Notes due 2007 for each $1,000 in principal amount of notes tendered or (b) $600 principal amount of its new 8% Convertible Senior Subordinated Notes due 2007 and $100 in cash for each $1,000 in principal amount of notes tendered; and (ii) $18,093,000 principal amount of its

5% Convertible Subordinated Notes due 2004 for $1,000 in principal amount of its new 10% Senior Subordinated Notes due 2007 for each $1,000 in principal amount of notes tendered. Talk America will extend the Exchange Offers to all holders of its outstanding existing notes. Talk America has an accumulated capital deficit. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of one-third of the principal amount of the securities proposed to be acquired.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:            N/A          Filing Party:           N/A
                              -----------                            -----------
Form or Registration No.:          N/A          Date Filed:             N/A
                              -----------                            -----------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:

|_| third-party tender offer subject to Rule 14d-1.

|X| issuer tender offer subject to Rule 13e-4.

|_| going-private transaction subject to Rule 13e-3.

|_| amendment to Schedule 13D under Rule 13d-2

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


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


         This Schedule TO relates to the offers by Talk America Holdings, Inc., a Delaware corporation ("Talk America"), to exchange (the "Exchange Offers") (i) up to $61,844,000 of its 4 1/2% Convertible Subordinated Notes due 2002 for either: (a) $1,000 in principal amount of its new 10% Senior Subordinated Notes due 2007 for each $1,000 in principal amount of notes tendered or (b) $600 principal amount of its new 8% Convertible Senior Subordinated Notes due 2007 and $100 in cash for each $1,000 in principal amount of notes tendered; and (ii) up to $18,093,000 of its 5% Convertible Subordinated Notes due 2004 (together with the 4 1/2% Convertible Subordinated Notes due 2002, the "Exchange Offer Securities") for $1,000 in principal amount of its new 10% Senior Subordinated Notes due 2007 (together with the 8% Convertible Senior Subordinated Notes due 2007, the "New Securities") for each $1,000 in principal amount of notes tendered. The CUSIP Numbers for the Exchange Offer Securities are U97985AB0, 879176AD7, 879176AF2 and 879176AA3. Talk America will extend the Exchange Offers to all holders of its outstanding existing notes. Talk America reserves the right to extend or terminate the Exchange Offers, in its sole and absolute discretion, which may be for any or no reason, and to otherwise amend the Exchange Offers in any respect. The Exchange Offers are open to all holders of the Exchange Offer Securities, and subject to customary conditions. The Exchange Offers are subject to the terms and conditions set forth in the Offering Circular, dated February 21, 2002, (the "Offering Circular") and in the related letter of transmittal and consent (which, as either may be amended or supplemented from time to time, together constitute the "Disclosure Documents"). Subject to applicable securities laws and the terms set forth in the Offering Circular, Talk America reserves the right to waive any and all conditions to the Exchange Offers. The Offering Circular and the letter of transmittal are attached to this Schedule TO as Exhibits (a)(1)(a) and (a)(1)(b), respectively.

         All information in the Disclosure Documents, including all schedules and annexes, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, except as otherwise set forth below.

ITEM 1.  SUMMARY TERM SHEET

         The information set forth in the Offering Circular under the title "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The issuer of the securities subject to the Exchange Offers is Talk America Holdings, Inc., a Delaware Corporation. Talk America's executive offices are located at 12020 Sunrise Valley Drive, Suite 250, Reston, Virginia 20190. Talk America's telephone number is (703) 391-7500.

         (b) The subject classes of securities are Talk America's 4 1/2% Convertible Subordinated Notes due 2002 and Talk America's 5% Convertible Subordinated Notes due 2004. As of December 31, 2001, $61,844,000 aggregate principal amount of 4 1/2% Convertible Notes are outstanding and $18,093,000 aggregate principal amount of 5% Convertible Notes are outstanding.

         (c) There is no established trading market for the Exchange Offer Securities except for limited, sporadic quotations and, accordingly, historical price information is not available.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) Talk America Holding, Inc. is the filing person and subject company. The business address and telephone number of Talk America are set forth under Item 2(a) of this Schedule TO.


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


         Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Talk America:



Name                         Position
----                         --------

Gabriel Battista             Chairman of the Board of Directors, Chief Executive
                             Officer
Warren Brasselle             Senior Vice President, Operations
Jeff Earhart                 Senior Vice President, Customer Operations
Mark S. Fowler               Director
Kevin D. Griffo              Execute Vice President - Sales and Marketing
Aloysius T. Lawn, IV         Executive Vice President - General Counsel and
                             Secretary
Arthur J. Marks              Director
Edward B. Meyercord, III     President, Director and Treasurer
Ronald R. Thoma              Director
George Vinall                Executive Vice President - Business Development
Thomas Walsh                 Vice President - Finance
David Zahka                  Chief Financial Officer


         The business address and telephone number for all of the above directors and executive officers are c/o Talk America Holdings, Inc., 12020 Sunrise Valley Drive, Suite 250, Reston, Virginia 20190 and (703) 391-7500.

         There is neither any person controlling Talk America nor any executive officer or director of any corporation or other person ultimately in control of Talk America.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the sections of the Offering Circular titled "The Exchange Offers," "Certain United States Federal Income Tax Consequences," "Description of the New Notes," and "The Consent Solicitation" are incorporated herein by reference.

         (b) No Exchange Offer Securities are to be purchased from any officer, director or affiliate of Talk America.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) No agreement, arrangement or understanding exists between Talk America (including any person specified in Instruction C of this Schedule TO) and any other person with respect to any Exchange Offer Securities or New Securities, other than the respective Indentures governing the Exchange Offer Securities and New Securities which are filed as exhibits to this Schedule TO.


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


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the sections of the Offering Circular titled "Summary Term Sheet" and "Recent Developments" is incorporated herein by reference.

         (b) The Exchange Offer Securities acquired pursuant to the Exchange Offers will be retired.

         (c) (1) None.

         (c) (2) None.

         (c) (3) The information set forth in the sections of the Offering Circular titled "Summary Term Sheet," "Unaudited Pro Forma Financial Statements," and "Capitalization" is incorporated herein by reference.

         (c) (4) None.

         (c) (5) None.

         (c) (6) None.

         (c) (7) None.

         (c) (8) None.

         (c) (9) The information set forth in the sections of the Offering Circular titled "Summary Term Sheet" and "The Exchange Offers" is incorporated herein by reference.

         (c) (10) None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Talk America expects to obtain the cash required to consummate the Exchange Offers from current cash reserves.

         (b) All conditions required for the issuance of New Securities and cash pursuant to the Exchange Offers have been obtained.

         (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Not applicable.

         (b) Not applicable.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Not applicable.


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


ITEM 10. FINANCIAL STATEMENTS.

         (a), (b), (c) The information set forth in the sections of the Offering Circular titled "Summary Historical Consolidated Financial Data," "Capitalization," "Ratio of Earnings to Fixed Charges," "Unaudited Pro Forma Financial Statements," "Recent Developments" and the financial statements and information contained in the reports set forth in the section of the Offering Circular titled "Incorporation of Documents by Reference" are incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

         (a) (2) Talk America is required to qualify under the Trust Indenture Act of 1939, as amended, the indenture pursuant to which the New Securities will be issued.

         (b) Not applicable.

ITEM 12. EXHIBITS.

         (a) (1)(a) Offering Circular dated February 21, 2002.(1)

         (a) (1)(b) Letter of Transmittal.(1)

         (a) (1)(c) Letter to Broker-Dealers.(1)

         (a) (1)(d) Letter to Clients.(1)

         (a) (1)(e) Notice of Guaranteed Delivery.(1)

         (a) (1)(f) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

         (a) (5)(a) Press release dated February 22, 2002.(1)

         (d) (1) Indenture, dated as of September 9, 1997, between Talk America and First Trust of New York, N.A.(2)

         (d) (2) Indenture, dated as of December 10, 1997 between Talk America and First Trust of New York, N.A.(3)

         (d) (3) Indenture, dated as of [ ], 2002, by and between Talk America and U.S. Bank Trust National Association, as Trustee.(1)

         (d) (4) Supplemental Indenture No. 1, dated as of [ ], by and between Talk America and U.S. Bank Trust National Association, as Trustee.(1)

         (d) (5) Supplemental Indenture No. 2, dated as of [ ], by and between Talk America U.S. Bank Trust National Association, as Trustee.(1)

         ---------------

         (1) Filed herewith.


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


         (2) Incorporated by reference to Exhibit 4.3 to Talk America's Registration Statement on Form S-3 (File No. 333-39787)

         (3) Incorporated by reference to Exhibit 10.34 to Talk America's Annual Report on Form 10-K for the year ended December 31, 1997.


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


                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                  TALK AMERICA HOLDINGS, INC.


                                  By:  /s/  Aloysius T. Lawn IV
                                       --------------------------------------
                                       Name: Aloysius T. Lawn IV
                                       Title:  EVP-General Counsel and Secretary


Date February 21, 2002


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